PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC Mail Processing
Section

AUG 11 2009

Washington, DC
110

BY COURIER

No/Date : 14-8-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

09046764

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

dlw 8/14

PUBLIC POWER CORPORATION S.A.

Announcement

PPC SA announces that:

Mr Dimitris Lappas, General Manager of West Macedonia since May 1st 2008, acting also in parallel as General Manager of Generation since July 2008 is appointed General Manager of Mines as of September 1st 2009. Before this appointment Mr Lappas has served as Manager of the Islands Generation Unit. Since joining PPC in 1981 Mr Lappas has gained significant experience in managing large energy projects. He holds a diploma in Mechanical Engineering from the University of Bologna and a degree in Economics from the Department of Economics of the Law School of the University of Athens.

Mr Giannis Kopanakis is appointed General Manager of Generation as of September 1st 2009 and has been since 2007 the manager of the Thermal Power Plants Operation Department. He has served as Manager of the Planning and Performance Department of the Generation Unit for the previous 6 years, whereas, since joining PPC in 1985 and for 13 years he has worked as Senior Engineer, Maintenance Supervisor and Manager of a Steam-Electric station. He holds a diploma in Electrical Engineering from the University of Thessaloniki and he also has an MBA degree from Nottingham Trend University.

Athens, Aug. 4 2009